FILE No.: 82-5226

Skogn, 03 December 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
USA

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Norske Skogindustrier ASA

Ladies and Gentlemen:

I refer to the above referenced exemption pursuant to Rule 12g3-2(b) (the "*Rule*") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Norske Skogindustrier ASA. ***As I understand that there has been a change in this Rule, - I guess this letter will be the last according to the amendments. If we have misunderstood the change of routine, please let us know.***

I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act the following materials:

(1) *Press releases; Purchase of own bonds, published at the following dates: 29 Sept., 15 Oct., 7 Nov. and 24 Nov., 2008*

(2) *Press release; Norske Skog announces substantial price increases for 2009, published 17 October, 2008*

(3) *Press release; Norske Skog's accounts for the third quarter of 2008, published 23 October, 2008*

(4) *Press release; Accounting procedures for sold businesses in Korea, published 03 November, 2008*

(5) *Press release and presentation: Q3_2008: Continued positive result development, published 7 November, 2008*

(6) *Press release; Payment received for sale of Oxenøen, published 17 November, 2008*

(7) *Presentation; Deutsche Bank 6th European Paper Seminar by President and CEO, Mr. Christian Rynning-Tønnesen, held in London 12 November, 2008*

(8) *Presentation; Citigroup Credit Conference by Treasurer and Deputy CFO, Mr. Odd-Geir Lyngstad, held in London, 25 November 2008*

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

dw 1/5

Skogn

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,
Norske Skogindustrier ASA

Oddrunn Ringstad
Oddrunn Ringstad

NSG - Purchase of Own Bonds

Norske Skog has bought back bonds totalling NOK 93.5 million (par value) in NSG 14 (NO 001 024 2548). This loan matures on October 26, 2009, and the bonds were bought at a price of 95.00.

Norske Skog's own holding in NSG 14 after this purchase amounts to NOK 202.5 million.

Oxenøen, September 29, 2008

NORSKE SKOG
Investor Relations

NSG - Purchase of Own Bonds

Norske Skog has bought back bonds totalling NOK 12 million (par value) in NSG 14 (NO 001 024 2548). This loan matures on October 26, 2009, and the bonds were bought at a price of 94.75.

Norske Skog's own holding in NSG 14 after this purchase amounts to NOK 214.5 million.

Oxenøen, October 15, 2008

NORSKE SKOG
Investor Relations

NSG - Purchase of Own Bonds

Norske Skog has bought back bonds totalling USD 25 million (par value) at a price of 68 per cent in a USD bond loan maturing on Oct 15, 2011. The loan has a coupon rate of 7 5/8 per cent and with ISIN number US656533AA45.

The remaining amount of this loan after the buy-back is USD 575 million.

Oxenøen, November 7, 2008

NORSKE SKOG
Investor Relations

Message to Oslo Stock Exchange

NSG - Purchase of own bonds

Norske Skog has today sent the following release to Luxembourg Stock Exchange:

Norske Skog has bought back bonds totalling USD 61.6 million (par value) in a USD bond loan maturing on Oct 15, 2011. Together with earlier purchase, Norske Skog's own holding now amounts to USD 86.6 million, and the residual loan is USD 513.4 million. The loan has a coupon rate of 7 5/8 per cent and ISIN number is US656533AA45.

Oxenøen, November 24, 2008

NORSKE SKOG
Investor Relations

Notification to the Oslo Stock Exchange

Norske Skog announces substantial price increases for 2009

In an interview today with news agency Bloomberg, CEO Christian Rynning-Tønnesen announced price increases for newsprint of 75 EUR/tonne in most European markets, and 100 EUR/tonne in the UK and certain other European markets. This is an increase of 15 to more than 20 per cent compared with the current price level.

Oxenøen, 17 October 2008

NORSKE SKOG

Corporate affairs

Notification to the Oslo Stock Exchange

Norske Skog's accounts for the third quarter of 2008

The announcement of Norske Skog's accounts for the third quarter of 2008 will take place on Thursday, 6 November at 0800 CET. There will be a presentation with webcast at the company's premises at 1300 CET on the same date. More information about this event will be published on Norske Skog's website www.norskeskog.com.

The "silent period" in advance of the announcement will start on Friday, 24 October.

Gross operating earnings before and after depreciation ("Clean EBITDA/Clean EBIT")
Losses in the third quarter from sold units have been excluded from these income items and instead included in a separate line "Loss from discontinued operations". Previous quarters have, in accordance with regulations, not been re-stated.
The result for South America includes the recognition of a refund of value added tax of NOK 37 million as income.

Special items not included in the gross operating earnings before and after depreciation
A gain from the sale of properties of about NOK 40 million has been included under the income item "Other gains and losses" (included in the operating earnings under IFRS). There are no significant changes in the value of the group's energy portfolio. The Brazilian contracts have been included in the balance sheet after various legal matters concerning surplus energy in Norske Skog Pisa have been resolved. This increases the value of the energy portfolio, but is offset by lower value for the Norwegian energy contracts.

Financial items and currency factors
NOK 140 million was recognized as costs in connection with interest derivates in the third quarter, with NOK 100 million having been recognized as income during the first half of 2008. About NOK 200 million has been recognized as costs due to a weaker Norwegian currency throughout the third quarter. This applies to realised and unrealised losses from hedging of cash flow, in addition to the part of the balance sheet hedging which cannot be recorded directly against equity.

Norske Skog' s trade-weighted currency basket ("the Norske Skog index") had an average value of 81.3 in the third quarter of 2008, compared with 79.1 in the second quarter of 2008. As of 30 September 2008, the index value was 83.9 compared with 80.2 as of 30 June 2008. The index started on 1 January 2002.

P & L impacts from sold units

This includes, for all practical purposes, the mills Jeonju and Cheongwon in Korea. All result effects, in total about minus NOK 800 million, from these units have been gathered under the item "Loss from discontinued operations" in the profit and loss account. This amount is mainly accumulated translation differences which previously were booked directly against equity, but according to accounting standards shall be included in the income statement when the operations are sold. These translation differences are due to a weaker KRW against NOK over the course of Norske Skog's ownership.

The item "Loss from discontinued operations" also includes the sold units' net result after tax until closing date, and the loss from the divestment inclusive of transaction costs and tax. The sum of these elements is a small negative amount.

The translation differences of about NOK 800 million have previously been deducted from equity, meaning there is no material equity impact now from the mentioned P & L item.

Oxenøen, 23 October 2008

NORSKE SKOG

Investor Relations

Notification to the Oslo Stock Exchange

Accounting procedures for sold businesses in Korea

Reference is made to the stock exchange release from Norske Skog dated 23 October, stating that all result effects after tax from sold units will be gathered under the item "Loss from discontinued operations". The figure totals around minus NOK 800 million.

Following further considerations, there has been a change with respect to the presentation in the income statement, meaning that the results up to the time of closing, the result effect from the transaction itself, and the accumulated translation differences are included in the item "Other gains and losses" in the income statement with a total amount of around minus NOK 600 million before tax. There is an estimated tax cost on the transaction in the range of NOK 200 million, meaning that the total effect from sold assets adds up to minus NOK 800 million, as previously announced.

The accumulated translation differences have, as announced before, been booked directly against equity in the course of Norske Skog's ownership, but must be recognized in the income statement when the business is sold, according to accounting standards. This particular accounting treatment has no cash impact, and neither any impact on the group's equity.

Oxenøen, 3 November, 2008

NORSKE SKOG

Investor Relations

Norske Skog

Press release

Oxenøen, 6 November 2008

Q3 2008:

Continued positive result development

Norske Skog's gross operating earnings before special items was NOK 712 million in the third quarter of 2008, up from NOK 601 million in the second quarter.

"I am pleased that we have managed to improve the operating result even after selling two of our mills in Korea. The positive effects on the result are mainly due to higher magazine paper prices, continued reduction of our costs and a weaker Norwegian currency. I will, however, emphasize that the profitability is far lower than what we aim for," says CEO Christian Rynning-Tønnesen.

Norske Skog's activities in Korea were sold in third quarter. The result from Korea has not been included in the gross operating earnings for the quarter. The gross operating earnings from Korea were NOK 104 million in the second quarter. Adjusted for Korea, the gross operating earnings in the third quarter are thus NOK 215 million better than the result in the second quarter.

Norske Skog's main priority is to improve profitability in the operations and reduce the company's net debt. The debt has been reduced by NOK 3.8 billions through the sale of the activities in Korea as well as some properties. The strengthening of the USD and EUR has, however, resulted in an increase in the debt recognised in the balance sheet of NOK 800 million. The group's total net interest-bearing debt has been reduced from NOK 15.7 billion at the end of the second quarter of 2008 to NOK 12.7 billion at the end of the third quarter.

"We will continue the work to reduce net debt by focusing on improved cash flow from operations and transactions," says Rynning-Tønnesen.

Norske Skog's improvement program, which started in 2006, continues to yield results. The annualized effects of the cost savings were NOK 2.75 billion as of the third quarter of 2008. The program's goal is for the annualized effects of the total improvements to reach NOK 3 billion at the end of 2008.

The shut-down of Norske Skog Steti in the Czech Republic and one of the three paper machines at Norske Skog Follum were implemented in the second quarter of 2008. The result of the shut-downs is that the least profitable deliveries have been stopped, while the more profitable deliveries have been taken over by other Norske Skog mills in Europe. This has filled up free capacity while reducing the fixed costs of the group. The financial effect for Norske Skog from the shut-downs has been estimated to more than NOK 30 million in the third quarter of 2008 alone.

"The tighter market balance is the main reason for our expectance of higher newsprint prices to reflect the major cost increases we have seen in recent years", says Rynning-Tønnesen.

The result in South America has been positively influenced by a NOK 37 million VAT refund. The underlying operations in South America also show a positive development as a result of higher newsprint prices.

The result in Australasia is somewhat lower in the third quarter than in the second quarter. As a result of the price formula in the agreement between Norske Skog and local customers, the newsprint price was reduced by seven per cent from 1 July 2008. The effect of the price reduction has been partially offset by cost improvements and lower energy prices in the region.

Following the sale of the Korean activities, the activities in Asia consist of the two mills Hebei and Shanghai in China and Singburi in Thailand. The result in Asia is somewhat better in the third

quarter compared with the second quarter. High recovered paper and energy costs contribute to a result which is lower than our aims and expectations for the region.

The magazine paper activities improve the result from the second to the third quarter by NOK 71 million, mostly due to higher magazine paper prices and a more favorable currency situation.

The global credit crisis is expected to affect paper demand. Norske Skog will meet this with continued cost reductions and strong capital discipline.

"If demand should drop further, we are prepared to implement additional capacity reductions," says Rynning-Tønnesen.

The net loss for the quarter is NOK 1.2 billion. This includes about NOK 800 million in negative translation differences following the sale of the two mills in Korea, as an effect of the Norwegian currency having strengthened itself against the Korean won in the period from Norske Skog purchased the activities in Korea and until the time of the sale. The change in value has been recognized continuously against equity, but for accounting purposes the same changes in value must be recognized in the income statement when the activities are sold. The translation differences have no cash impact, and neither on the group's equity.

The other items which influence net earnings adversely are for all practical purposes related to currency hedging losses as a result of a weaker Norwegian currency. A weak Norwegian currency is essentially positive for Norske Skog's activities.

WEBCAST/PRESENTATION
A presentation/webcast will be held at Norske Skog's head office at Lysaker today at 13.00 hrs. More information about this event will be published on Norske Skog's website www.norskeskog.com.

Oxenøen, 6 November 2008

Norske Skog
Corporate affairs

For further information:

Media:
Vice president corporate affairs
Tom Bratlie

Mob: +47 905 21 904

The financial market:
Vice president investor relations
Jarle Langfjæran

Mob: +47 909 78 434


Future on Paper

Norske Skog

Financial details, Q 3 2008

Norske Skog

Key financials

		Q3 08	Q2 08	Q3 07	YTD 08	YTD 07
Operating revenue	NOK mill	6 317	6 528	6 641	19 114	20 161
Gross operating eamings	NOK mill	712	601	851	1 802	3 155
Gross operating eamings after depreciations	NOK mill	111	(35)	138	(156)	995
Gross operating margin	%	11,3	9,2	12,8	9,4	15,6
Retum on capital employed	%	0,5	(0,1)			
Operating eamings	NOK mill	(466)	1 269	208	(187)	501
Profit before taxes	NOK mill	(1 113)	996	280	(1 225)	318
Net profit	NOK mill	(1 212)	695	205	(1 483)	227
Eamings per share	NOK	(6,35)	3,74	1,20	(7,67)	1,38
Cash flow from operating activitites	NOK	119	295	772	1 245	1 645
Cash flow per share	NOK	0,62	1,56	4,07	6,57	8,68
Net interest bearing debt	NOK mill	12 654	15 678	16 231	12 654	16 231
Net interest bearing debt / equity		0,89	1,07	0,98	0,89	0,98
Production		1 239	1 517	1 529	4 225	4 573
Deliveries		1 226	1 502	1 523	4 170	4 427

Norske Skog

Gross operating earnings - segment distribution

	Q3 08	Q2 08	Q3 07	YTD 08	YTD 07
Newsprint					
Europe	217	175	381	562	1 335
Asia	42	134	134	264	669
Australasia	148	167	201	455	714
South America	87	35	46	124	196
Sales offices/eliminations	38	15	3	55	(13)
Total Newsprint	**531**	**525**	**766**	**1 459**	**2 902**
Magazine paper	201	130	138	485	438
Total Paper	**732**	**655**	**904**	**1 945**	**3 340**
Energy	40	(16)	(23)	19	(55)
Other activities	(60)	(38)	(44)	(162)	(170)
Eliminations	0	(0)	14	0	41
Gross operating earnings	**712**	**601**	**851**	**1 802**	**3 156**

Income statement

	Q3 08	Q2 08	Q3 07	YTD 08	YTD 07
Operating revenue	6 317	6 528	6 641	19 114	20 161
Distribution costs	(597)	(600)	(631)	(1 775)	(1 808)
Cost of materials	(3 829)	(3 961)	(3 778)	(11 703)	(11 505)
Change in inventories	56	44	31	220	617
Employee benefit expenses	(783)	(884)	(875)	(2 541)	(2 634)
Other operating expenses	(452)	(528)	(537)	(1 513)	(1 675)
Gross operating earnings	**712**	**601**	**851**	**1 802**	**3 156**
Depreciations	(601)	(636)	(712)	(1 958)	(2 160)
Gross operating earnings after depreciations	**111**	**(35)**	**138**	**(156)**	**995**
Restructuring expenses	(11)	0	0	(209)	(0)
Other gains and losses	(567)	1 336	69	1 464	(521)
Impairments	(0)	(32)	(0)	(1 286)	26
Operating earnings	**(466)**	**1 269**	**208**	**(187)**	**501**
Share of profit in associated companies	3	3	6	4	36
Financial items	(649)	(275)	66	(1 042)	(219)
Profit before taxes	**(1 113)**	**996**	**280**	**(1 225)**	**318**
Taxes	(98)	(301)	(75)	(258)	(91)
Net profit	**(1 212)**	**695**	**205**	**(1 483)**	**227**
Attributable to minority interests	(9)	(11)	(16)	(30)	(35)
Attributable to equity holders of the company	(1 203)	706	221	(1 453)	262
Earnings per share	(6,35)	3,74	1,20	(7,67)	1,38

Gross operating earnings (EBITDA)



Korea
Norsk Skog ex Korea
1 600
1 400
1 200
1 000
800
600
400
200
0
1 499
1 342
1 175
1 129
851
778
489
601
712
3Q 2006
4Q 2006
1Q 2007
2Q 2007
3Q 2007
4Q 2007
Q1 2008
Q2 2008
Q3 2008

Norske Skog

Financial items

	Q3 08	Q2 08	Q3 07	YTD 08	YTD 07
Net interest cost	(266)	(270)	(291)	(827)	(810)
Interest rate derivatives	(140)	59	14	(39)	35
Realized currency gain/loss cash flow hedge	16	124	60	284	69
Urealized currency gain/loss cash flow hedge	(63)	(131)	120	(244)	324
Other currency gain/loss	(149)	(13)	190	(82)	247
Other financial items	(47)	(45)	(25)	(134)	(83)
Total financial items	**(649)**	**(275)**	**67**	**(1 042)**	**(219)**
Gearing 1)	0,89	1,07	1,12	0,88	0,98
Net interest bearing debt 2)	12 654	15 678	16 231	12 659	16 231

1) Gearing = Net interest bearing debt / Equity

2) Net interest-bearing debt = Interest bearing debt – liquid assets - Interest rate swaps (fair value hedge)

Norske Skog's currency index



NSG Fx Index (1/1/02=100)
100
95
90
85
80
75
70
94,5
91,6
92,0
91,6
88,3
88,7
87,9
86,6
87,3
88,6
85,9
88,3
90,1
88,5
87,1
84,8
85,7
82,3
80,7
79,1
81,3
Q1 '04
Q2 '04
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06
Q2 '06
Q3 '06
Q4 '06
Q1 '07
Q2 '07
Q3 '07
Q4 '07
Q1 '08
Q2 '08
Q3 '08
Avg. Qrtly index
Avg 2004
Avg 2005
Avg 2006
Avg 2007

Norske Skog

Balance sheet

	30.09.08	30.06.08	31.12.07	30.09.07
Deferred tax asset	8	8	11	99
Other intangible assets	181	189	132	2 945
Property, plant and equipment	22 042	21 646	28 401	30 621
Investment in associated companies	249	224	234	219
Other non-current assets	541	489	529	416
Total non-current assets	**23 020**	**22 556**	**29 307**	**34 300**
Inventories	2 784	2 610	2 731	3 130
Receivables	3 585	3 120	3 811	3 765
Cash and cash equivalents	5 668	1 993	1 792	1 966
Other current assets	7 575	13 168	5 618	1 053
Total current assets	**19 613**	**20 891**	**13 953**	**9 914**
Total assets	**42 633**	**43 447**	**43 260**	**44 214**
Paid-in equity	12 310	12 310	12 310	12 310
Retained earnings	1 909	2 334	3 282	4 168
Minority interests	248	223	365	386
Total equity	**14 467**	**14 867**	**15 957**	**16 864**
Pension obligations	514	483	519	503
Deferred tax	1 785	1 922	2 033	1 492
Interest bearing non-current liabilities	17 557	16 618	17 294	17 111
Other non-current liabilities	1 628	1 682	1 687	1 931
Total non-current liabilities	**21 483**	**20 706**	**21 533**	**21 037**
Interest-bearing current liabilities	1 077	1 005	1 141	1 201
Trade and other payables	4 689	4 127	3 702	3 573
Tax payable	327	84	73	186
Other current liabilities	589	2 658	854	1 353
Total current liabilities	**6 682**	**7 874**	**5 770**	**6 313**
Total liabilities	**28 165**	**28 580**	**27 304**	**27 350**
Total equity and liabilities	**42 633**	**43 447**	**43 260**	**44 214**

Balance sheet – currency effect Q3 2008

Gross Assets less non-interest bearing debt	
Distribution as of	30.09.2008
NOK	46 %
EUR	24 %
AUD	11 %
NZD	6 %
USD	4 %
CNY	6 %
KRW	0 %
Other	3 %

Debt	
Distribution as of	30.09.2008
NOK	4 %
EUR	50 %
AUD	13 %
NZD	0 %
USD	30 %
CNY	3 %
KRW	0 %
Other	1 %

Currency rate change	
Q2-Q3:	
EUR	4,0%
AUD	-4,0%
NZD	1,5%
USD	14,7%
CNY	14,8%
KRW	0,0%

Increase in Q3: 1 565

Increase debt in Q3: -857

Increased equity: 708

Balance sheet – currency effect YTD 2008

Gross Assets less non-interest bearing debt	
Distribution as of	30.09.2008
NOK	46 %
EUR	24 %
AUD	11 %
NZD	6 %
USD	4 %
CNY	6 %
KRW	0 %
Other	3 %

Debt	
Distribution as of	30.09.2008
NOK	4 %
EUR	50 %
AUD	13 %
NZD	0 %
USD	30 %
CNY	3 %
KRW	0 %
Other	1 %

Currency rate change	
YTD:	
EUR	4,7%
AUD	-1,4%
NZD	-6,2%
USD	7,7%
CNY	14,9%
KRW	-17,2%

Increase in YTD: 2 001

Increase debt in YTD -1 355

Increased equity: 646

Debt Maturity Schedule as of 30.09.2008



NOK million
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
606
1,658
4,495
3,748
1,261
1,165
4,273
1,165
2008
2009
2010
2011
2012-14
2015-16
2017-19
2033

Cash flow

	Q3 08	Q2 08	Q3 07	YTD 08	YTD 07
Gross operating earnings	**712**	**601**	**851**	**1 802**	**3 155**
Restructuring expenses	(11)	0	0	(209)	0
Other gains and losses	(567)	1 336	69	1 464	(520)
Adjustment of non-cash items in Gross operating earnings	569	(1 307)	(81)	(1 537)	555
Change in Working Capital	(118)	117	197	603	(678)
Operational Cash Flow	**585**	**747**	**1 036**	**2 123**	**2 512**
Cash from net financial items	(450)	(422)	(120)	(807)	(694)
Taxes paid	(16)	(30)	(144)	(71)	(173)
Levered Operational Cash Flow	**119**	**295**	**772**	**1 245**	**1 645**
Investments (capex)	(244)	(272)	(449)	(906)	(1 147)
Sales of operational fixed assets	53	36	4	194	6
Other investments / divestments	3 051	(127)	-	2 924	-
Sales/purchase of own shares	-	12	-	(3)	5
Dividend received	5	-	87	5	87
Dividend paid	-	-	-	-	(1 049)
Free Cash Flow	**2 984**	**(56)**	**414**	**3 459**	**(453)**
New equity	9	-	-	9	-
Loan settlement	1 051	-	-	1 051	
FX and other non-cash items on cash and debt	(1 020)	120	817	(765)	1 542
Change in net interest bearing debt	**3 024**	**64**	**1 231**	**3 754**	**1 089**

Norske Skog

Income statement by operating segments – Q3 2008

	Newsprint	Magazine Paper	Energy	Other activities	Eliminations	Norske Skog Group
Operating revenue	4 093	1 856	426	931	(989)	6 317
Distribution costs	(365)	(195)	0	(36)	0	(597)
Cost of materials	(2 495)	(1 048)	(385)	(777)	877	(3 829)
Change in inventories	71	(16)	0	1	0	56
Employee benefit expenses	(446)	(244)	0	(93)	0	(783)
Other operating expenses	(326)	(152)	(2)	(84)	112	(452)
Gross operating earnings	**531**	**201**	**40**	**(60)**	**0**	**712**
Depreciations	(474)	(115)	0	(12)	(0)	(601)
Gross operating earnings after depreciations	**57**	**86**	**40**	**(71)**	**0**	**111**
Restructuring expenses	(11)	0	0	0	0	(11)
Other gains and losses	(613)	(0)	11	36	0	(567)
Impairments	(0)	0	0	0	0	(0)
Operating earnings	**(567)**	**86**	**51**	**(36)**	**0**	**(466)**

Income statement by operating segments – YTD 2008

	Newsprint	Magazine Paper	Energy	Other activities	Eliminations	Norske Skog Group
Operating revenue	13 179	5 013	1 134	2 795	(3 006)	19 114
Distribution costs	(1 167)	(518)	0	(91)	0	(1 775)
Cost of materials	(7 933)	(3 029)	(1 113)	(2 294)	2 667	(11 703)
Change in inventories	31	202	0	(13)	(0)	220
Employee benefit expenses	(1 528)	(735)	0	(277)	0	(2 541)
Other operating expenses	(1 123)	(447)	(2)	(281)	339	(1 513)
Gross operating earnings	**1 459**	**485**	**19**	**(162)**	**0**	**1 802**
Depreciations	(1 586)	(335)	0	(36)	(0)	(1 958)
Gross operating earnings after depreciations	**(127)**	**150**	**19**	**(198)**	**0**	**(156)**
Restructuring expenses	(191)	(0)	0	(18)	0	(209)
Other gains and losses	(900)	(1)	2 329	36	0	1 464
Impairments	(1 293)	0	0	7	0	(1 286)
Operating earnings	**(2 512)**	**149**	**2 348**	**(172)**	**0**	**(187)**

Norske Skog

EBITDA margins by geographical regions


30,0 %
25,0 %
20,0 %
15,0 %
10,0 %
5,0 %
0,0 %
9,0 %
11,3 %
17,1 %
16,2 %
10,5 %
9,0 %
11,9 %
23,9 %
7,9 %
10,8 %
Newsprint Europe
Newsprint Australasia
Newsprint Asia
Newsprint South America
Magazine Europe
Q2 08
Q3 08

Newsprint, region Europe

Key figures	Q3 2008	Q2 2008	Q3 2007	YTD 2008	YTD 2007
Operating revenue	1 915	1 942	2 087	5 680	6 444
Gross operating earnings	217	175	381	562	1 335
Gross operating earnings after depreciations	2	(19)	208	(52)	800
Gross operating margin %	11,3	9,0	18,3	9,9	20,7
Production	473	512	525	1 465	1 598
Shipments	472	505	510	1 447	1 524
Production / capacity %	96	94	95	92	97


Gross operating earnings
600
500
400
300
200
100
0
473
480
381
303
169
175
217
Q1/07
Q2/07
Q3/07
Q4/07
Q1/08
Q2/08
Q3/08

Norske Skog

Newsprint, region Asia

Key figures	Q2 2008	Q2 2008	Q3 2007	YTD 2008	YTD 2007
Operating revenue	467	1 275	1 312	3 008	4 101
Gross operating earnings	42	134	134	264	669
Gross operating earnings after depreciations	(13)	15	(29)	(94)	177
Gross operating margin %	9,0	10,5	10,2	8,8	16,3
Production	132	388	385	893	1 165
Shipments	120	379	381	883	1 137
Production / capacity %	88	96	96	93	96


Gross operating earnings
400
300
200
100
0
297
238
134
148
89
134
42
Q1/07
Q2/07
Q3/07
Q4/07
Q1/08
Q2/08
Q3/08

Norske Skog

Newsprint, region Australasia

Key figures	Q3 2008	Q2 2008	Q3 2007	YTD 2008	YTD 2007
Operating revenue	911	977	895	2 840	2 778
Gross operating earnings	148	167	201	455	714
Gross operating earnings after depreciations	(23)	(5)	26	(62)	190
Gross operating margin %	16,2	17,1	22,5	16,0	25,7
Production	218	212	211	636	622
Shipments	218	222	200	659	590
Production / capacity %	100	97	96	97	95

Gross operating earnings



300
250
200
150
100
50
0
251
262
201
214
140
167
148
Q1/07
Q2/07
Q3/07
Q4/07
Q1/08
Q2/08
Q3/08

Norske Skog

Newsprint, region South America

Key figures	Q3 2008	Q2 2008	Q3 2007	YTD 2008	YTD 2007
Operating revenue	364	295	318	928	979
Gross operating earnings	87	35	46	124	196
Gross operating earnings after depreciations	54	5	20	30	83
Gross operating margin %	23,9	11,9	14,5	13,4	20,0
Production	77	70	78	219	228
Shipments	77	71	80	215	225
Production / capacity %	99	90	100	94	97


Gross operating earnings
100
80
60
40
20
0
70
80
46
61
2
35
87
Q1/07
Q2/07
Q3/07
Q4/07
Q1/08
Q2/08
Q3/08

Norske Skog

Magazine

Key figures	Q3 2008	Q2 2008	Q3 2007	YTD 2008	YTD 2007
Operating revenue	1 856	1 642	1 719	5 013	4 838
Gross operating earnings	201	130	138	485	438
Gross operating earnings after depreciations	86	22	(8)	150	(12)
Gross operating margin %	10,8	7,9	8,0	9,7	9,1
Production	339	335	330	1 010	960
Shipments	339	325	352	964	952
Production / capacity %	97	96	95	97	92


Gross operating earnings
250
200
150
100
50
0
152
147
139
83
154
130
201
Q1/07
Q2/07
Q3/07
Q4/07
Q1/08
Q2/08
Q3/08

Norske Skog

Energy

Key figures	Q3 2008	Q2 2008	Q3 2007	YTD 2008	YTD 2007
Operating revenue	426	289	246	1 134	782
Gross operating earnings	40	(16)	(23)	19	(55)
Other gains and losses	11	1 332	127	2 329	(422)

Other Activities

Key figures	Q3 2008	Q2 2008	Q3 2007	YTD 2008	YTD 2007
Operating revenue	931	941	922	2 795	2 730
Recovered paper	473	397	401	1 285	1 074
Real estates activitites	7	8	4	21	4
Bio-Fuel	0	0	0	0	0
Corporate functions	88	88	84	270	247
Miscellaneous	374	458	449	1 257	1 444
Eliminations	(11)	(10)	(16)	(37)	(39)
Gross operating earnings	**(60)**	**(38)**	**(44)**	**(162)**	**(170)**

Figures inclusive / exclusive of Korean Mills

	Inclusive Korea					Exclusive Korea				
	Jul - Sep 2008	Apr - Jun 2008	Jul - Sep 2007	YTD 2008	YTD 2007	Jul - Sep 2008	Apr - Jun 2008	Jul - Sep 2007	YTD 2008	YTD 2007
Norske Skog Group										
Gross operating earnings	712	601	851	1 802	3 155	712	496	736	1 614	2 581
Gross operating earnings after depreciations	111	-35	138	-156	995	111	-73	131	-148	739
Newsprint total										
Gross operating earnings	531	525	766	1 459	2 902	531	420	651	1 271	2 328
Gross operating earnings after depreciations	57	9	228	-127	1 252	57	-29	221	-119	996
Production	900	1 182	1 199	3 214	3 613	900	933	956	2 719	2 867
Deliveries	887	1 177	1 171	3 207	3 478	887	939	929	2 721	2 744
Newsprint Asia										
Gross operating earnings	42	134	134	264	669	42	29	19	76	95
Gross operating earnings after depreciations	-13	15	-29	-94	177	-13	-23	-36	-86	-79
Production	133	388	385	893	1 165	133	139	142	398	419
Deliveries	120	379	381	883	1 137	120	141	139	397	403

Norske Skog

Operational summary-volumes

	Q3 08	Q2 08	Q1 08	Q4 07	Q3 07	Q2 07	Q1 07
Production							
Newsprint Europe	473	512	480	494	525	537	536
Newsprint Australasia	218	212	206	209	211	213	198
Newsprint Asia	133	388	372	374	385	391	389
Newsprint South America	77	70	73	75	78	77	73
Magazine Europe	339	335	337	324	330	322	308
Deliveries							
Newsprint Europe	472	505	470	562	510	517	497
Newsprint Australasia	218	222	219	215	200	196	194
Newsprint Asia	119	379	384	407	381	392	364
Newsprint South America	77	71	68	76	80	77	68
Magazine Europe	339	325	298	339	352	296	304
Capacity							
Newsprint Europe	491	546	556	561	551	551	551
Newsprint Australasia	219	219	219	218	219	219	219
Newsprint Asia	150	404	404	403	403	403	403
Newsprint South America	78	78	78	80	78	78	78
Magazine Europe	348	348	348	348	346	346	346
Production/Capacity %							
Newsprint Europe	96	94	86	88	95	97	97
Newsprint Australasia	100	97	94	96	96	97	90
Newsprint Asia	89	96	92	93	96	97	97
Newsprint South America	99	90	94	94	100	99	94
Magazine Europe	97	96	97	93	95	93	89

Norske Skog

Financial Summary

	Q3 08	Q2 08	Q1 08	Q4 07	Q3 07	Q2 07	Q1 07
Operating revenue							
Newsprint Europe	1 915	1 942	1 823	2 245	2 087	2 201	2 156
Newsprint Australasia	911	977	953	946	895	941	943
Newsprint Asia	467	1 275	1 267	1 359	1 312	1 408	1 381
Newsprint South America	364	295	270	305	318	347	314
Magazine Europe	1 856	1 642	1 514	1 671	1 719	1 522	1 598
Gross operating earnings							
Newsprint Europe	217	175	169	303	381	480	473
Newsprint Australasia	148	167	140	201	214	262	251
Newsprint Asia	42	134	89	148	134	238	297
Newsprint South America	87	35	2	61	46	80	70
Magazine Europe	201	130	155	83	138	147	152
Gross operating earnings after depreciations							
Newsprint Europe	2	(19)	(35)	111	208	301	290
Newsprint Australasia	(23)	(5)	(35)	21	39	88	77
Newsprint Asia	(13)	15	(95)	(21)	(29)	57	149
Newsprint South America	54	5	(29)	34	20	37	26
Magazine Europe	86	22	42	(53)	(13)	2	(5)
Gross operating margin %							
Newsprint Europe	11,3	9,0	9,3	13,5	18,3	21,8	21,9
Newsprint Australasia	16,3	17,0	14,7	22,6	23,9	27,8	26,6
Newsprint Asia	8,9	10,5	7,0	10,9	10,2	16,9	21,5
Newsprint South America	23,8	11,9	0,7	20,0	14,5	23,1	22,3
Magazine Europe	10,8	7,9	10,2	5,0	8,0	9,7	9,5


Future on Paper

Norske Skog

Financial details, Q 3 2008

Norske Skog

Norske Skog

Press release

Oxenøen, 17 November 2008

Payment received for sale of Oxenøen

On 9 September, Norske Skog announced that it had sold the Oxenøen property at Lysaker, outside Oslo for NOK 429.5 million to a company owned by Aspelin Ramm and OBOS. The payment for this sale has now been received and the buyers have taken over the property.

Norske Skog currently has its main office on the property. A lease has been signed between Norske Skog and the new owners which will allow Norske Skog to remain at Oxenøen for a period of time.

The sale of Oxenøen is part of the work to reduce Norske Skog's debt. Norske Skog has sold property worth a total of about NOK 700 million in 2008. Norske Skog has also sold two mills in Korea, for cash receipts of about NOK 3.8 billion.

So far in 2008, Norske Skog's net interest-bearing debt has been reduced from NOK 16.4 billion to pro forma NOK 12.3 billion. At the end of the third quarter, the gearing (net interest-bearing debt/equity capital) was
0.89. Following the sale of Oxenøen, the pro forma gearing has been reduced to 0.86.

The sale of Oxenøen yields a book gain of NOK 230 million, which will be recognized in the accounts for the fourth quarter of 2008.

Norske Skog's cash balance was NOK 5.7 billion at the end of the third quarter. After receiving payment for the sale of Oxenøen, the pro forma cash balance is approximately NOK 6.1 billion.

Oxenøen, 17 November 2008

Norske Skog
Corporate affairs

For more information:

Media:
Vice president corporate affairs
Tom Bratlie

Mob: +47 905 21 904

Financial market:
Director
Jarle Langfjæran

Mob: +47 909 78 434


Future on Paper

Deutsche Bank 6th European Paper Seminar

Christian Rynning-Tønnesen
President and CEO

London,
12 November 2008

Norske Skog


Future on Paper

Norske Skog Basics

Norske Skog

The world of Norske Skog



Skogn
Follum
Saugbrugs
Parenco
Walsum
Golbey
Bruck
Hebei
Shanghai
Sing Buri
MNI (34%)
Albury
Boyer
Tasman
Pisa
Bio Bio

Norske Skog

Our Products

Newsprint

- Standard and improved grades for daily newspapers, free newspapers, advertising supplements
- Second largest global producer of newsprint
- World-wide operations, ex. North America


LE FIGARO
Aftenposten
THE AUSTRALIAN
THE WALL STREET JOURNAL EUROPE
Frankfurter Allgemeine
Los Angeles Times
LA STAMPA
Union-Tribune
De Telegraaf
EL PAIS
Le Monde
Daily Telegraph
Register
Neue Zürcher Zeitung
USA TODAY
The Sydney Morning Herald

Magazine Paper

- Magazine paper for magazines, periodicals and advertising purposes
- European operations only
- Two different grades:
  - SC - uncoated paper (supercalendered)
  - CMR - coated paper
- Fifth largest global producer


ICON
magazine
GOOD
Home

Norske Skog

Company Overview

- One of the world's leading producers of newsprint and magazine paper
  - 16 mills in 12 countries
  - Capacity (fully owned): 5.2 mill tonnes, after closures and divestment of Korean mills
  - Revenue (2007) ~ NOK 27.1 billion
- Global market share of approx. 10% for newsprint and 5% for magazine paper

Industry position [1]

Standard Newsprint


7 000
6 000
5 000
4 000
3 000
2 000
1000
0
Norske Skog

Uncoated Magazine Paper and Other Publication Paper


3,000
2,000
1,000
0
(kt)
AbitibiBowater
UPM
Stora Enso
Oji
Norske Skog
Nippon Unipac

Coated Magazine Paper


4,000
3,000
2,000
1,000
0
(kt)
UPM
Stora Enso
M-real
IP
Burgo
Norske Skog

Note:
1 Source: RISI

Norske Skog

Production capacity by segments

- Total capacity 5.2 mill. tonnes
  - Newsprint etc. 3.8 m.t.
  - Magazine 1.4 m.t.



Australasia newsprint 16 %
Europe newsprint 38 %
Europe Magazine 27 %
Asia newsprint 13 %
South America newsprint 6 %


Future on Paper

Financial and market update

Norske Skog

Q3 2008:
Improved result, reduced debt

- EBITDA NOK 712 mill
  - +18% Q3 vs Q2
  - +43% adjusted for Korea sale
- Net result – NOK 1.2 bn
  - Mainly accumulated translation differences from Korea sale with no cash or equity impact, and unrealised losses from currency hedging
- Net debt reduced by NOK 3 bn by the end of Q3
  - Korea cash proceeds: NOK 3.8 bn
  - Currency/other: NOK -0.8 bn
- Cash deposits NOK 5.7 bn



Mill NOK
EBITDA ex. Korea
Korea
1 600
1 400
1 200
1 000
800
600
400
200
0
Q3 2006
Q4
Q1 2007
Q2
Q3
Q4
Q1 2008
Q2
Q3

Norske Skog

NOK 2.75 bn annual effect gained from the improvement program


NOK million
1 400
1 300
1 200
1 100
1 000
900
800
700
600
500
400
300
200
100
0
-100
1 002
230
1 240
45
675
712
"Clean" EBITDA, quarterly average 2005
Sales price development
Cost increases
Other (incl FX, vol.adjustm+ Corp.Improvemt)
Profitability Improvement Q3 2008
"Clean" EBITDA Q3 2008

- Target is NOK 3 bn in annualized improvement compared to 2005

Norske Skog

Result segments (EBITDA)



NOK mill
250
200
150
100
50
0
Q1 2008
Q2 2008
Q3 2008
Europe
Asia*
Australasia
South America
Magazine
Korea

*) Q3 ex Norske Skog Korea

Norske Skog

Newsprint Europe

EBITDA



EBITDA NOK mill
500
400
300
200
100
0
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2007
2008

Price development newsprint



650
600
550
500
450
400
350
300
Jan '98
Jan '99
Jan '00
Jan '01
Jan '02
Jan '03
Jan '04
Jan '05
Jan '06
Jan '07
Jan '08
Average Newsprint 45 gsm Euro/t (Nom.)
Germany
Source: RISI

Key figures NOK million	2008 Q3	2008 Q2	2007 Q3
Operating revenue	1 915	1 942	2 087
EBITDA	217	175	381
EBITDA margin %	11.3	9.0	18.3
Deliveries 1 000 ton	472	505	510

Slight improvement

- Q3 vs Q2: Improving results due to cost cuts and currency effects
  - Closing of two paper machines in Q2 2008 important factors
- YTD 2008 vs 2007: Weaker result due to lower prices
- Demand down 3% YTD
- Good market balance

Norske Skog

US prices have increased sharply...



Newsprint prices 45gsm
Euro/tonnes
650
600
550
500
450
400
350
300
Germany
UK
US East
jan 2005
jul 2005
jan 2006
jul 2006
jan 2007
jul 2007
jan 2008
jul 2008

Norske Skog

..and newsprint prices in Europe will move up too

Development in 2008:

- Supply down by ~8 %, because of closures and reduced imports from Canada
- Demand down by ~3 % YTD September
- Result: Market balance is significantly improved
- Norske Skog has announced 15-20 % price increase on newsprint in Europe for 2009

Newsprint Asia

EBITDA



■ EBITDA NOK mill
300
250
200
150
100
50
0
Q1 2007
Q2
Q3
Q4
Q1 2008
Q2
Q3
Norske Skog Korea

Key figures NOK million	2008 Q3	2008 Q2	2007 Q3
Operating revenue	467	1 275	1 312
EBITDA	42	134	134
EBITDA ex Korea	42	29	19
EBITDA margin %	8.9	10.5	10.2
Deliveries 1 000 ton	120	379	381

Weak result

- Q3 vs Q2: Comparable result is better due to higher prices
- YTD 2008 vs 2007: Price hikes has partly offset cost increases
- Demand China (YTD August) +7.2%

Norske Skog

Newsprint Australasia

EBITDA



EBITDA NOK mill
300
250
200
150
100
50
0
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2007
2008

Key figures NOK million	2008 Q3	2008 Q2	2007 Q3
Operating revenue	911	977	895
EBITDA	148	167	201
EBITDA margin %	16.3	17	22.5
Deliveries 1 000 ton	218	222	200

Moderately decreased result

- Q3 vs Q2
  - Reduced EBITDA due to 7% price reduction on standard newsprint in Australia from 01.07.08.
  - Cost reductions mainly on energy partly offsets lower paper prices
- YTD 2008 vs 2007: Weaker results because of lower prices
- Demand down 7.3% YTD, mainly caused by customer inventory changes

Norske Skog

Newsprint South America

EBITDA



EBITDA NOK mill
120
80
40
0
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2007
2008

Key figures NOK million	2008 Q3	2008 Q2	2007 Q3
Operating revenue	364	295	318
EBITDA	87	35	46
EBITDA ex. Tax refund	50	35	46
EBITDA margin %	13.7	11.9	14.5
Deliveries 1 000 ton	77	71	80

Price development newsprint



900
800
700
600
500
400
300
Jan '98
Jan '99
Jan '00
Jan '01
Jan '02
Jan '03
Jan '04
Jan '05
Jan '06
Jan '07
Jan '08
— Newsprint Brazil 48.8g (USD/mt)

Source: NSG

Improved result

- Tax refund NOK 37 mill in Q3
- Q3 vs Q2: Improved result due to higher prices
- YTD 2008 vs 2007: Weaker results due to fibre and energy costs
- Demand +11% YTD, increased customer inventories
- Tight market balance

Norske Skog

Magazine

EBITDA


■ EBITDA NOK mill
300
200
100
0
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2007
2008

Price development magazine


1 000
900
800
700
600
500
400
300
Jan '98
Jan '99
Jan '00
Jan '01
Jan '02
Jan '03
Jan '04
Jan '05
Jan '06
Jan '07
Jan '08
Average SC Roto 56 gsm Euro/t (Nom.)
Average LWC Offset 60 gsm Euro/t
Germany
Germany

Source: RISI

Key figures NOK million	2008 Q3	2008 Q2	2007 Q3
Operating revenue	1 856	1 642	1 719
EBITDA	201	130	138
EBITDA margin %	10.8	7.9	8.0
Deliveries 1000 ton	339	325	364

- **Higher prices lifted result**
- Q3 vs Q2: EBITDA improved due to price increases and currency changes
- YTD 2008 vs. 2007: Improved results due to higher prices
- SC demand: World +3.8% YTD, Europe +6.3%
- LWC demand: World down 1.6% YTD, Europe down 0.3%

Norske Skog

Reduced net debt and improved gearing



Net debt NOK bn (left axis)
Gearing (right axis)
25
20
15
10
5
0
1,2
1
0,8
0,6
0,4
0,2
0
0,8
0,84
0,96
1,05
1,12
1,07
0,89
16,9
19,1
17,3
16,4
15,7
15,7
12,7
2004
2005
2006
2007
Q1
Q2
Q3
2008

- Net debt reduced by NOK 3 bn by the end of Q3
  - Korea cash proceeds: NOK 3.8 bn
  - Currency/other: NOK -0.8 bn
- Gearing improved to 0.89
  - Covenant on bank debt: Gearing < 1.4
- Total property sales of approx NOK 700 mill in 2008

Norske Skog

Improved liquidity



Cash
Debt
NOK bn
6
5
4
3
2
1
0
-1
-2
-3
-4
-5
NOK 5.7 bn total liquidity as of September 2008
Debt maturity schedule by 30.09.2008
-0,6
-1,6
-4,5
-3,7
-1,1
-0,2
-1,1
-4,2
-0,1
-1,1
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2033

Norske Skog

Value of energy portfolio


NOK millions
7000
6000
5000
4000
3000
2000
1000
0
Q4 2007
Q1 2008
Q2
Q3

- Portfolio:
  - Physical contracts in Norway and Brazil
  - Financial contracts on New Zealand
- Reduced values in Norwegian contract balanced by higher values of energy contracts in Brazil

Impact of NOK depreciation



Norske Skog currency index 01.01.05-31.10.08
100
95
90
85
80
75
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06
Q2 '06
Q3 '06
Q4 '06
Q1 '07
Q2 '07
Q3 '07
Q4 '07
Q1 '08
Q2 '08
Q3 '08

- 1 per cent change in NOK against NSIs trade weighted currency index ~ +NOK 60 mill EBITDA per year

Norske Skog


Future on Paper

Summary

Norske Skog

Meeting the recession

IMF-prognoses from 2 Oct 2008 on GDP-growth advanced economies


3,5
3
2,5
2
1,5
1
0,5
0
2006
2007
2008
2009

- Reduced GDP growth in all markets is expected

Consequences:

- Declining paper demand
- Higher capital costs
- Reduced costs on fibre, energy and chemicals

Actions:

- Maintain a healthy supply/demand balance
  - Adjust capacity as necessary
- Keep strong focus on cost reductions and capital discipline

Norske Skog

Outlook

- Positive elements:
  - Prices increase in European newsprint for 2009 announced
  - Based on current price and currency conditions, prices increases are expected in Australasia in 2009
  - Reduced costs expected on recovered paper and energy
- Risks/negative elements:
  - Recession will effect paper demand negatively
  - Currency changes (present levels are favourable)
- Focus:
  - Further increase in operating margins
  - Achieving NOK 3 billion improvement target by the end of 2008
  - Reduce net debt
  - Swift capacity response to demand development


Future on Paper

Deutsche Bank 6th European Paper Seminar

Christian Rynning-Tønnesen
President and CEO

London
12 November 2008

Norske Skog


Future on Paper

Citigroup Credit Conference
London, 25 November, 2008

Odd-Geir Lyngstad, Treasurer and Deputy CFO

Norske Skog


Future on Paper

Brief overview

Norske Skog

Our Products

Newsprint

- Standard and improved grades for daily newspapers, free newspapers, advertising supplements
- Second largest global producer of newsprint
- World-wide operations, ex. North America


LE FIGARO
Aftenposten
THE AUSTRALIAN
THE WALL STREET JOURNAL EUROPE
Frankfurter Allgemeine
Los Angeles Times
LA STAMPA
Union-Tribune
EL PAIS
De Telegraaf
Le Monde
Daily Telegraph
Register
Neue Zürcher Zeitung
USA TODAY
The Sydney Morning Herald

Magazine Paper

- Magazine paper for magazines, periodicals and advertising purposes
- European operations only
- Two different grades:
  - SC - uncoated paper (supercalendered)
  - CMR - coated paper
- Fifth largest global producer


ICON
magazine
GOOD
Your Car
Your Home

Norske Skog

The world of Norske Skog



Skogn
Follum
Saugbrugs
Parenco
Walsum
Golbey
Bruck
Hebei
Shanghai
Sing Buri
MNI (34%)
Albury
Boyer
Tasman
Pisa
Bio Bio

Norske Skog

Production capacity by segments



Australasia newsprint 16 %
Asia newsprint 13 %
South America newsprint 6 %
Europe newsprint 38 %
Europe magazine 27 %

- Total capacity 5.2 mill. tonnes
  - Newsprint etc. 3.8 mt
  - Magazine 1.4 mt


Future on Paper

Focus on operational and financial improvements

Norske Skog

Operational changes and slightly better profitability

- Reduced 260 000 tonnes of production capacity within newsprint Europe, leading to improved operating rate
- Completing the 3 billion NOK improvement program
- Downsized corporate centre

Utilization rate increased from 92% to 96%, mainly due to the closure of two paper machines



96 %
95 %
94 %
93 %
92 %
91 %
90 %
Q1
Q2
Q3
Operating rate

Gross margin increased from 7,8% to 11,2% from first quarter to third quarter



12,0 %
10,0 %
8,0 %
6,0 %
4,0 %
2,0 %
0,0 %
Q1
Q2
Q3
EBITDA margin (%)

Norske Skog

Total cost breakdown - 2008



Total cost
Depreciation
10 %
Other fixed
8 %
Labour
13 %
Distribution
10 %
Other direct
4 %
Energy
19 %
Raw
materials
36 %
Raw materials
Chemicals
etc.
24 %
(9%)
Wood
32 % (11%)
Kraft pulp
10 %
(4%)
Recovered
paper
34 % (12%)

Cost breakdown, after divestment of Korean assets.

Example of cost increases; recovered paper prices in Europe and Asia



Recovered prices until September 2008
Euro/tonnes
USD/tonnes
300
250
200
150
100
50
0
Recovered Newspapers (2.01) Germany (left axis)
Recovered Newspapers (2.01) Asia (right axis)
May 2002
Aug 2002
Nov 2002
Feb 2003
May 2003
Aug 2003
Nov 2003
Feb 2004
May 2004
Aug 2004
Nov 2004
Feb 2005
May 2005
Aug 2005
Nov 2005
Feb 2006
May 2006
Aug 2006
Nov 2006
Feb 2007
May 2007
Aug 2007
Nov 2007
Feb 2008
May 2008
Aug 2008

Source: RISI

Norske Skog

NOK 2.75 bn annual effect gained from the improvement program



NOK million
1 400
1 300
1 200
1 100
1 000
900
800
700
600
500
400
300
200
100
0
-100
1 002
230
1 240
45
675
712
"Clean" EBITDA, quarterly average 2005
Sales price development
Cost increases
Other (incl FX, vol.adjustm+ Corp.Improvemt)
Profitability Improvement Q3 2008
"Clean" EBITDA Q3 2008

- Target is NOK 3 bn in annualized improvement compared to 2005

Norske Skog

Cost and revenue, 2002-2008



140
135
130
125
120
115
110
105
100
95
90
Cost on input factors per ton: + 39 %
Cost improvements (26 %)
Total costs: + 13 %
Sales price per ton: - 6 %
2002
2003
2004
2005
2006
2007
2008
Cost on input factors
Total costs
Sales price

Indexed for illustrative use only 2002-1H 2008 – starting point: 100

Norske Skog

Reduced debt and improved liquidity

- Norske Skog Korea sold
- Non-production property sold (e.g. the head office building)
- Improved cash balance and reduced net debt

Net interest bearing debt reduced from 16.4 billion to 12.3 billion NOK so far in 2008



18
16
14
12
10
8
6
4
2
0
Q1
Q2
Q3
Net debt (NOK bn)

The cash balance increased from 1.8 billion to pro forma 6.1 billion NOK so far in 2008



7
6
5
4
3
2
1
0
Q1
Q2
Q3
Cash (NOK bn)

Norske Skog

Reduced net debt and improved gearing



Net debt NOK bn (left axis)
Gearing (right axis)
25
20
15
10
5
0
1,2
1
0,8
0,6
0,4
0,2
0
0,8
0,84
0,96
1,05
1,12
1,07
0,89
16,9
19,1
17,3
16,4
15,7
15,7
12,7
2004
2005
2006
2007
Q1
Q2
Q3
2008

- Net debt reduced by NOK 3 bn by the end of Q3
  - Korea cash proceeds: NOK 3.8 bn
  - Currency/other: NOK -0.8 bn
- Gearing improved to 0.89
  - Covenant on bank debt: Gearing < 1.4
- Total property sales of approx NOK 700 mill in 2008

Norske Skog

Improved liquidity



Cash
Debt
NOK bn
6
5
4
3
2
1
0
-1
-2
-3
-4
-5
NOK 5.7 bn total liquidity as of September 2009
Debt maturity schedule by 30.09.08
-0,6
-1,6
-4,5
-3,7
-1,1
-0,2
-1,1
-4,2
-0,1
-1,1
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2033

Norske Skog


Future on Paper

Financial update Q 3 2008
Market status and outlook

Norske Skog

Q3 2008:
Improved result, reduced debt

- EBITDA NOK 712 mill
  - +18% Q3 vs Q2
  - +43% adjusted for Korea sale
- Net result – NOK 1.2 bn
  - Mainly accumulated translation differences from Korea sale with no cash or equity impact and unrealised losses from currency hedging
- Net debt reduced by NOK 3 bn by the end of Q3
  - Korea cash proceeds: NOK 3.8 bn
  - Currency/other: NOK -0.8 bn
- Cash deposits NOK 5.7 bn



Mill NOK
EBITDA ex. Korea
Korea
1 600
1 400
1 200
1 000
800
600
400
200
0
Q3 2006
Q4
Q1 2007
Q2
Q3
Q4
Q1 2008
Q2
Q3

Norske Skog

Result segments (EBITDA)



NOK mill
250
200
150
100
50
0
Q1 2008
Q2 2008
Q3 2008
Europe
Asia*
Australasia
South America
Magazine
Korea

*) Q3 ex Norske Skog Korea

Norske Skog

Impact of NOK depreciation



Norske Skog currency index 01.01.05-31.10.08
100
95
90
85
80
75
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06
Q2 '06
Q3 '06
Q4 '06
Q1 '07
Q2 '07
Q3 '07
Q4 '07
Q1 '08
Q2 '08
Q3 '08

- 1 per cent change in NOK against NSIs trade weighted currency index: ~ +NOK 60 mill EBITDA per year

Demand YTD 2008

Segment	To:	YTD '08 /YTD'07	Comments
World – Std News	Sep	-1.6%	
N. Am – Std News	Sep	-9.4%	Decline accelerated from Q2
Europe – Std News	Sep	-3.0%	Weaker in UK and some other countries
Europe – Magazine	Sep	+1.9%	Strong growth SC, CMR flat
Non-Japan Far East – Std News	Aug	+3.6%	Some slowing in August; China is re-stated
Australasia – Std News	Sep	-7.3%	Destocking in 2008, underlying consumption slightly down
South Am – Std News	Sep	+10.9 %	Increased consumption & customer stock build

Source: PPPC, CEPIPRINT, NSI internal

Newsprint in North America: Capacity is the driver for price increases


Newsprint demand in North America
(1000 Tonnes)
3 000
2 500
2 000
1 500
1 000
2002 Q2
Q4
2003 Q2
Q4
2004 Q2
Q4
2005 Q2
Q4
2006 Q2
Q4
2007 Q2
Q4
2008 Q2


Capacity changes %
0
-2
-4
-6
-8
2001
2002
2003
2004
2005
2006
2007
2008 E

- Falling demand *and* capacity for many years
- Price has not been correlated to demand:
  - Long period with price increase in the years 2002 – 2006, and the same is happening now

Norske Skog

Newsprint in Europe: Capacity is reduced in 2008

NP+OUNC Demand in Europe (1000 Tonnes)



4 000
3 500
3 000
2 500
2 000
2002 Q2
Q4
2003 Q2
Q4
2004 Q2
Q4
2005 Q2
Q4
2006 Q2
Q4
2007 Q2
Q4
2008 Q2

▪ Capacity changes %



5
4
3
2
1
0
-1
-2
-3
2001
2002
2003
2004
2005
2006
2007
2008 E
2009 E

- Price *increases* in the years 2005 – 2007 – fairly good demand/supply balance
- Price decrease for 2008: Flat demand, but prices went down mainly because of more import from Canada
- At present: Significant decrease in imports compared with 2007, and significant decrease in capacity because of closures

Norske Skog

US prices have increased sharply...



Euro/tonnes
Newsprint prices 45gsm
Germany
UK
US East
625
575
525
475
425
375
325
jan 2005
jul 2005
jan 2006
jul 2006
jan 2007
jul 2007
jan 2008
jul 2008

Norske Skog

..and newsprint prices in Europe will move up too

Development in 2008:

- Supply down by ~8 %, because of closures and reduced imports from Canada
- Demand down by ~3 % YTD September
- Result: Market balance is significantly improved
- Norske Skog has announced 15-20 % price increase on newsprint in Europe for 2009

Meeting the recession:
Focus on price level

IMF-prognoses from 2 Oct 2008 on GDP-growth advanced economies



3,5
3
2,5
2
1,5
1
0,5
0
2006
2007
2008
2009

- Reduced GDP growth in all markets is expected

Consequences:

- Declining paper demand
- Higher capital costs
- Reduced costs on fibre, energy and chemicals

Actions:

- Maintain a healthy supply/demand balance
  - Adjust capacity as necessary
- Keep strong focus on cost reductions and capital discipline

Norske Skog

Outlook

- Positive elements:
  - Prices increase in European newsprint for 2009 announced
  - Based on current price and currency conditions, prices increases are expected in Australasia in 2009
  - Reduced costs expected on recovered paper and energy
- Risks/negative elements:
  - Recession will effect paper demand negatively
  - Currency changes (present levels are favourable)
- Focus:
  - Further increase in operating margins
  - Achieving NOK 3 billion improvement target by the end of 2008
  - Reduce net debt
  - Swift capacity response to demand development

END